(441) 278-9000
September 11, 2012
VIA EDGAR TRANSMISSION
James B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Mail Stop 4720
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

Re:	Validus Holdings, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed on February 17, 2012
File No. 001-33606
Dear Mr. Rosenberg:
Validus Holdings, Ltd. (the “Company” or “Validus”), hereby submits responses to the comments of the Staff regarding the above-referenced filing (the “Form 10-K”) as set forth in your letter dated August 27, 2012 (the “Comment Letter”).
Set forth below are the Staff's comments contained in the Comment Letter and immediately following each comment is the Company's response.
The Company is available at your convenience to discuss any comments or questions. Thank you in advance for your consideration.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Reserve for Losses and Loss Expenses, page 62

1.
You state on page 62 that within the reinsurance business, the portion of total IBNR related to future variation on known claims is calculated at the individual claim level in some instances. Please provide us proposed disclosure to be included in future periodic reports to address whether a portion of the total IBNR also includes a reserve related to future variation on known claims not calculated at the individual claim level.

Response: The Company acknowledges the Staff's comment and included below is updated disclosure to be included within the Critical Accounting Policy section of future Forms 10-K.

'Reserve for Losses and Loss Expenses. For insurance and reinsurance companies, a significant judgement made by management is the estimation of the reserve for losses and loss expenses. The Company establishes its reserve for losses and loss expenses to cover the estimated remaining liability incurred for both reported claims (''case reserves'') and unreported amounts (''incurred but not reported'' or ''IBNR reserves''). For insurance and reinsurance business, the IBNR reserves include provision for loss incidents that have occurred but have not yet been reported to the Company as well as for future variation in case reserves (where the claim has been reported but the ultimate cost is not yet known). The provision for future variation in current case reserves is generally calculated using actuarial estimates of total IBNR at the aggregated line of business level.  Additional individual claim IBNR amounts are sometimes calculated for larger claims within our insurance and reinsurance businesses.'

2. Please address the following related to the reserve for potential development on notable loss events:

•
The balance for the reserve for potential development on 2010 and 2011 notable loss events was $96.6 million as of December 31, 2011. Although you disclose that this reserve is not directly linked in isolation to any one significant/notable loss, please provide us proposed disclosures to be included in future periodic reports identifying the notable events outstanding covered by the reserve for potential development as of the end of each period presented.

Response: The Company acknowledges the Staff's comment and will include in future filings within the reserve for potential development on notable loss events table included below, those notable loss events outstanding which are covered by such reserve for each period presented.

•
We have reviewed your earnings call transcripts indicating that there is no formula to come up with the ending balance in the reserve for potential development on notable events. However it is still not clear how it was determined. Please provide us proposed disclosures to be included in future periodic reports to explain what information you start with in evaluating the amount to record. In this regard, it would appear that you would need to analyze the facts and circumstances relating to each notable event to compute your total reserve for potential development on notable events. Please explain how you identified the series of events to include, the elements of exposure and the extent of potential volatility. Please provide any additional information you feel would help provide insight into how you determine the amount of reserve for potential development on notable events as of each balance date presented.

Response: The Company acknowledges the Staff's comment and notes that the statement is accurate that in order to calculate the total reserve for potential development on notable loss events the Company analyzes the facts and circumstances relating to each notable loss event. In this regard, the threshold that is set for notable loss events is $15 million which the Company believes is appropriate for a company of our size.

In analyzing the facts and circumstances relating to each notable loss event, the standard loss reserve estimation process as set forth in the Critical Accounting Policies and Estimates section which starts on page 62 of the Form 10-K is followed. However, as noted in our letter to you dated July 12, 2011, the associated volatility of loss development in connection with losses of this magnitude has historically led to aggregate adverse development in subsequent quarters which was not capable of being estimated by the process of considering each loss in isolation. As noted in Exhibit 1.1 and 1.2 in the Company's response letter dated July 12, 2011, by analyzing prior experience, the best estimate would include the likelihood that one or more of the notable losses would deteriorate, albeit that at the date of respective reporting periods it could not be predicted which loss event would deteriorate and in what amounts. It was also noted as part of this analysis that the likelihood of all notable losses deteriorating proportionately was remote. Accordingly, the reserve for potential development on notable loss events is determined based on the aggregate data for all notable losses in each accident year.

The following disclosure will be included within the Critical Accounting Policy section of future Forms 10-K regarding the information used in the evaluation of the amount to record in the reserve for potential development on events:

'The requirement for a reserve for potential development on notable loss events in a quarter is a function of (a) the number of significant events occurring in that quarter and (b) the complexity and volatility of those events. Complexity and volatility factors considered are as follows:

•	contract complexity;

•	nature and number of perils arising from an event;

•	limits and sub limits exposed;

•	quality, timing and flow of information received from each loss;

•	timing of receipt of information to the Company;

•	information regarding retrocessional covers;

•	assumptions, both explicit and implicit, regarding future paid and reported loss development patterns;

•	frequency and severity trends;

•	claims settlement practices; and

•	potential changes in the legal environment.

Each of these factors may lead to associated volatility for each notable loss event as well as consideration of the total reserve for loss events in the aggregate. Consequently, all of these factors are considered in the aggregate for the total exposure to loss events occurring in the current and previous quarters, recognizing that it is more likely that one or some of the events may deteriorate significantly, rather than all deteriorating proportionately. The establishment of each quarter's requirement for a reserve for development on notable loss events takes place as part of the quarterly evaluation of the Company's overall reserve requirements. It is not directly linked in isolation to any one significant/notable loss in the quarter, and therefore it is not assigned to a contract on the basis of a specific review. The reserve for development on notable loss events is evaluated by the in-house actuaries as part of their normal process in setting of indicated reserves for the quarter. In ensuing quarters senior management and the in-house actuaries revisit and re-estimate certain events previously considered in the catastrophe loss event process, as well as events that have subsequently emerged in the current quarter. Changes to the reserve for potential development on notable loss events will be considered in light of changes to previous loss estimates from notable losses in this re-estimation process.'

As disclosed in the Form 10-K, the reserve for potential development for notable loss events is part of the IBNR reserve process. Therefore, the series of large or catastrophe events which are established as part of the IBNR reserve process are considered. The Company also considers materiality guidance when evaluating those events which are disclosed in the Form 10-K and Form 10-Q as notable loss events.

•
Please provide us proposed disclosure to be included in future periodic reports that presents a roll-forward of the reserve for potential development on notable events for each period presented. Please include the following in the roll-forward:

o Beginning balance,
o Additional reserves added,
o Allocations of the reserve for potential development to notable events by individual event,
o Releases of the reserve (favorable development) and
o Ending balance

Response: The Company acknowledges the Staff's comment and will include the following roll forward disclosure of the reserve for potential development on notable loss events in future filings.

	Reserve for potential development on 2010 notable loss events	Reserve for potential development on 2011 notable loss events	Reserve for potential development on 2012 notable loss events	Total Reserve for potential development on notable loss events

	($ in 000's)	($ in 000's)	($ in 000's)	($ in 000's)

As at December 31, 2009	—			—

Reserve for potential development additions	69,242			69,242

Reserve for potential development allocations (1)	(35,856)			(35,856)

Reserve for potential development releases	—			—

As at December 31, 2010 (2)	33,386	—	—	33,386

Reserve for potential development additions	—	128,000		128,000

Reserve for potential development allocations (1)	(14,769)	(50,000)		(64,769)

Reserve for potential development releases	—	—		—

As at December 31, 2011 (2)	18,617	78,000	—	96,617

Reserve for potential development additions	—	—	—	—

Reserve for potential development allocations (1)	—	—	—	—

Reserve for potential development releases	—	—	—	—

As at December 31, 2012 (2)	18,617	78,000	—	96,617

Footnote (1)
During the year ended December 31, 2010, $19,242 was allocated to the Chilean earthquake and $16,614 was allocated to the New Zealand earthquake from the 2010 reserve for development on notable loss events.

During the year ended December 31, 2011, $14,769 was allocated to Deepwater Horizon from the 2010 reserve for development on notable loss events. During the same period $29,788 was allocated to the Tohoku earthquake and $20,212 was allocated to the Christchurch earthquake from the 2011 reserve for development on notable loss events.

During the year ended December 31, 2012, $xx million was allocated to [ ].

Footnote (2)
Notable losses for the year ended December 31, 2010 included Chilean earthquake, Melbourne hailstorm, Windstorm Xynthia, Deepwater Horizon, Aban Pearl, Bangkok riots, Perth hailstorm, New Zealand earthquake, Oklahoma windstorm, Political risk loss, Hurricane Karl, Queensland floods, Political violence loss, Satelite failure and Financial institution loss.

Notable losses for the year ended December 31, 2011 included Tohoku earthquake, Gryphon Alpha, Christchurch earthquake, Brisbane floods, CNRL Horizon, Cat 46, Cat 48, Jupiter 1, Danish floods, Hurricane Irene and Thailand floods.

Notable losses for the year ended December 31, 2012 included [ ].

•
Please provide us proposed disclosure to be included in future periodic reports that presents a roll-forward of the reserve for each notable loss event for each period presented. Please include the following in the roll-forward:

o Beginning balance or initial reserve set up for the notable event including both case reserves and individual IBNR,
o Additional reserves added,
o Allocations from the reserve for potential development on notable events,
o Releases of the reverse (favorable development),
o Amounts paid and
o Ending balance

Response: The Company acknowledges the Staff's comment and will include the following roll forward table for notable losses which have reserve for potential development on notable losses allocated to them as well as showing all other notable loss estimates in the aggregate.

CHANGE IN ESTIMATES FOR NOTABLE LOSS EVENTS
USD (000s)

2010 NOTABLE LOSS EVENTS		YEAR ENDING DECEMBER 31, 2010			YEAR ENDING DECEMBER 31, 2011			YEAR ENDING DECEMBER 31, 2012			PAID LOSSES
		Development		Closing	Development		Closing	Development		Closing
	Initial	(Favorable) /	Allocations	Estimate (c)	(Favorable) /	Allocations	Estimate (c)	(Favorable) /	Allocations	Estimate (c)
Notable Loss	Estimate (a)	Unfavorable (b)	of RDE	31-Dec-10	Unfavorable (b)	of RDE	31-Dec-11	Unfavorable (b)	of RDE	31-Dec-12	2010	2011	2012	Cumulative

Chilean earthquake	293,116	2,549	19,242	314,906	(14,449)	—	300,457				120,549	103,847		224,396

Deepwater Horizon (d)	44,104	734	—	44,838	(2,037)	14,769	57,570				45,152	(34,881)		10,271

New Zealand earthquake	28,685	1,167	16,614	46,466	(297)	—	46,169				—	1,254		1,254

All Other Notable Loss Events (e)	126,133	(2,198)	—	123,935	(18,692)	—	105,244				29,282	34,483		63,765

Total 2010 Notable Loss Events	492,038	2,252	35,856	530,145	(35,474)	14,769	509,440	—	—	—	194,983	104,703	—	299,686

2011 NOTABLE LOSS EVENTS					YEAR ENDING DECEMBER 31, 2011			YEAR ENDING DECEMBER 31, 2012			PAID LOSSES
					Development		Closing	Development		Closing
	Initial				(Favorable) /	Allocations	Estimate (c)	(Favorable) /	Allocations	Estimate (c)
Notable Loss	Estimate (a)				Unfavorable (b)	of RDE	31-Dec-11	Unfavorable (b)	of RDE	31-Dec-12		2011	2012	Cumulative

Tohoku earthquake	148,926				37,963	29,788	216,677					59,100		59,100

Christchurch earthquake	41,881				16,854	20,212	78,947					(42)		(42)

Thailand floods	54,148				—	—	54,148					1,748		1,748

Danish flood	19,429				5,987	—	25,416					7,872		7,872

Cyclone Yasi	—				7,427	—	7,427					3,888		3,888

All Other Notable Loss Events (f)	225,702				32,967	—	258,669					124,811		124,811

Total 2011 Notable Loss Events	490,086				101,198	50,000	641,284	—	—	—		197,378	—	197,378

2012 NOTABLE LOSS EVENTS								YEAR ENDING DECEMBER 31, 2012			PAID LOSSES
								Development		Closing
	Initial							(Favorable) /	Allocations	Estimate (c)
Notable Loss	Estimate (a)							Unfavorable (b)	of RDE	31-Dec-12			2012	Cumulative

Total 2012 Notable Loss Events	—							—	—	—			—	—

Notes:
(a) Includes paid losses, case reserves and IBNR reserves.
(b) Development other than allocations of RDE.
(c) Excludes impact of movements in foreign exchange rates.
(d) Net movement in 2011 impacted by recognition of recoveries under retrocessional contracts.
(e) Melbourne hailstorm, Windstorm Xynthia, Aban Pearl, Bangkok riots, Perth hailstorm, Oklahoma windstorm, a Political Risk loss, Hurricane Karl, Queensland Floods, a Political Violence loss, Satellite failure and a Financial Institutions event.
(f) Gryphon Alpha mooring failure, Brisbane floods, CNRL Horizon explosion, Cat 46 tornado, Cat 48 tornado, Jupiter 1 platform failure, Hurricane Irene.

Notes to Consolidated Financial Statements

1.	Nature of the business, page F-5

3. You disclose that on May 25, 2011 the Company joined with other investors in capitalizing AlphaCat Re 2011, a special purpose "sidecar" reinsurer formed for the purpose of writing collateralized reinsurance and retrocessional reinsurance. You originally consolidated AlphaCat Re because you owned a majority interest. You deconsolidated AlphaCat Re in December 2011 because your voting interest fell below 50%. You also disclose in Note 8 on page F-27 further information about your equity investment in AlphaCat Re. Please tell us what consideration was given to the guidance in ASC 810 relating to variable interest entities in determining whether or not consolidation is required. Provide a detailed analysis of whether or not AlphaCat Re is a variable interest entity and, if so, why you are not considered the primary beneficiary.

Response: The Company acknowledges the Staff's comment. Following the capitalization of AlphaCat Re 2011, Ltd. (“AlphaCat Re 2011”), an analysis was performed considering the accounting guidance of ASC 810. It was concluded that AlphaCat Re 2011 was not a variable interest entity and therefore according to the provisions of ASC 810, there was no requirement to consider whether the Company is the primary beneficiary.

A detailed analysis was performed which considered whether or not AlphaCat Re 2011 was a variable interest entity or “VIE”. The VIE model per ASU 2009-17 was considered and whether the equity at risk met any of the five characteristics of the VIE model as follows:

Characteristic 1 - The entity is thinly capitalized.

Not met - The equity investment in AlphaCat Re 2011 is sufficient to finance the activities of the entity and does not meet the definition of being thinly capitalized. The sidecar was funded with $185.0 million of contributed capital. This equity at risk, together with over $100 million in expected premium writing, net of brokerage expenses, is sufficient to finance the Company's activities from both a qualitative and a quantitative perspective on the basis that: (a) the Company writes fully collateralized contracts such that the limits cannot exceed the Company's assets, which by definition implies that AlphaCat Re 2011 is not thinly capitalized; and (b) there are no qualitative factors that would suggest insufficient equity at risk (i.e; the capital levels are consistent and relative to other companies with similar risk).

In addition, in order to support the conclusion above that the sidecar is not thinly capitalized, a review of the rebuttable presumption per ASC 810-10-25-45 was performed. A rebuttable presumption is made that all entities with an equity investment at risk of less than 10 percent of the entity's total assets (at fair value) are VIEs. However, additional qualitative or quantitative evidence can also be used to support an assertion that the equity investment at risk of less than 10 percent may be sufficient. Total assets for the new sidecar were budgeted at $292.7 million (10% of assets is approx. $29.3 million). The overall investment in the sidecar is well above the 10% threshold. AlphaCat Re 2011 is also regulated by the Bermuda Monetary Authority (“BMA”) which requires certain capital levels for similar reinsurers. At the time of formation, the capital levels established for AlphaCat Re 2011 met the requirements of the BMA.

Characteristic 2 - Equity lacks decision making rights/Residual equity holders do not control the entity.

Not met - One of the characteristics of a VIE is that the equity holders at risk lack decision making rights. The guidance under the VIE model as amended by ASU 2009-17 aligns the analyses of whether the equity holders at risk lack decision making rights with the qualitative analysis of determining the primary beneficiary. Consequently, an entity would be a VIE if, as a group, the holders of the equity investment at risk lack the power through voting rights or similar rights to direct the activities of an entity that most significantly impact the entity's economic performance. Consideration has also been made on whether other variable interest holders have power outside the equity at risk. The Underwriting Manager, Validus Underwriting Services, Ltd. (“VUSL”), a wholly-owned subsidiary of Validus Reinsurance, Ltd. (“Validus Re”), was appointed to act as the Underwriting Manager for AlphaCat Re 2011. The Underwriting Agreement and supporting Underwriting Guidelines were advised by Validus and were provided to the other investors for consideration upon the formation of AlphaCat Re 2011. The

Underwriting Manager (Validus) has no power or authority other than as granted and set forth in the Underwriting Agreement.

The Underwriting Guidelines were set to be narrowly focused and most beneficial to the Company as a whole and therefore they detail specific contract types, individual and aggregate contract limits and coverage periods. The equity investors agreed to the Underwriting Guidelines prior to investing in the entity. The Underwriting Agreement also states that Validus Re cannot write any other contracts on behalf of AlphaCat Re 2011 other than the contracts set out in the Underwriting Agreement.

While the underwriting team at Validus is working under a prescribed set of day to day underwriting duties and responsibilities and also under a strict set of underwriting guidelines for AlphaCat Re 2011, the underwriting team still makes significant decisions in the normal course of business (e.g. selecting counterparties, accepting or declining risks, etc.). If these guidelines are breached there will be a default in the Underwriting Agreement. If there is a default in the Underwriting Agreement, then Validus Re as an investor will be excluded from the voting of a replacement Underwriting Manager.

Any material amendments to the Underwriting Agreement, which could change the limits or types of coverage AlphaCat Re 2011 writes, must be approved by obtaining written consent of holder of more than seventy percent (70%) of the Class A common shares. Therefore, the Class A shareholders as a group has the power to decide the underwriting risk that AlphaCat Re 2011 is exposed to, which is the most significant activity of the entity. In addition, the decision to select the underwriter both at inception and ongoing is the equity holders as a group. This supports the position that the equity holders do not lack power.

VUSL as the Underwriting Manager effectively runs the day to day operations of AlphaCat Re 2011. These operations are mandated by the guidelines and parameters laid out in the Underwriting Agreement and were agreed to by all equity holders at risk on inception of the entity. Therefore, VUSL is purely acting in a fiduciary capacity in carrying out its responsibilities under this Underwriting Agreement as would any third party underwriter.

Based on the assessment above, it was determined that the equity does not lack decision making rights.

Characteristics 3 - Equity with Nonsubstantive Voting Rights.

Not met - There are two criterion to be met for characteristic #3 (per ASC 810-10-15-14(c):

(a)	The voting rights of some investors are not proportional to their economic interest (i.e; obligations to absorb the entity's expected losses and rights to expected residual returns).

(b)	Substantially all of the entity's activities either involve or are conducted on behalf of the investor(s) with disproportionately fewer voting rights.

There is no investor with disproportionate voting rights to their economics. While certain decisions require super majority votes, the voting is proportional to each party's economic interests.

In addition, AlphaCat Re 2011 does not meet this characteristic as the reinsurance business assumed is third-party (i.e; unrelated to Validus or the other equity investors) business and therefore, substantially all of the company's activities are not conducted on behalf of any investor.

Characteristic 3 is not triggered.

Characteristic 4 - Lacking the Obligation to Absorb an Entity's Expected Losses/Equity holders are shielded from economic losses or do not participate fully in an entity's residual economics.

Not met - Characteristic #4 refers to parties other than the holders of the equity investment at risk having the obligation to absorb expected losses (per ASC 810-15-14(b)). AlphaCat Re 2011's equity holders will fully bear the losses arising from the underlying covered contracts (i.e; the equity investors are not directly or indirectly protected from expected losses or guaranteed a return by the company itself or by other parties involved with the company).

Characteristic 5 - The entity was established with non-substantive voting interests.

Not met - The VIE model indicates that an entity is considered a VIE if, as a group, the holders of the equity investment at risk lack the following (per ASC 810-10-15-14(b)(3): “The right to receive the expected residual returns of the legal entity. The investors do not have that right if their return is capped by the legal entity's governing documents or arrangements with other variable interest holders or the legal entity. For this purpose, the return to equity investors is not considered to be capped by the existence of outstanding stock options, convertible debt, or similar interests because if the options in those instruments are exercised, the holders will become additional equity investors.”

Per the company bye-laws, there is no indication of a 'cap' which would impact the overall investment structure of the new reinsurer.

The proportionality of expected returns to equity ownership and voting rights was considered and noted that the preferred share dividend (set at 12%) does not cause the entity to be considered a VIE under Characteristic #5, since it merely represents sharing of expected residual returns among the group of equity investments at risk.

In addition, the Company has considered variable interests other than the equity investments at risk (such as the Underwriting Manager's underwriting fee and profit sharing provision) to determine whether such other interests participate in the residual profits at an amount that is large relative to the entity's expected residual returns.

This is based on the principle that the equity interests at risk should have rights to the residual profits of the entity, and if such interest are shared or capped, the controlling financial interest may be held by persons other than the equity holders at risk.

The Company has concluded that the Underwriting Manager's fees are not considered “large” from a reinsurance industry perspective and therefore, the Underwriting Manager is not “sharing” the residual profits of AlphaCat Re 2011 with the equity holders. This is on the expected fees, which comprise the underwriting fee (5% of the initial premium or the adjusted premium, if adjusted) and profit commission fee (20% of underwriting profit) are not considered “large” relative to the level of expected residual returns. In a 'no-loss' scenario they represent only 22% of the expected residual returns and the “expected” scenario would only be marginally different from the no-loss scenario.

The contract terms and compensation of VUSL is consistent with others in the reinsurance industry.

Therefore, as a group, the holders of the equity investment at risk do not lack the right to receive the expected residual returns of the legal entity. While dividends and distributions to the common shareholders are restricted as long as the preferred shares are outstanding, there are no limitations on the residual returns available to the common shareholders.

Based on the analysis above, being that none of the VIE characteristics were met, the AlphaCat Re 2011 sidecar was not considered to be a VIE. As none of the characteristics were met, a discussion of whether Validus Re meets the criteria of the 'primary beneficiary' for purposes of consolidation was not required.

As disclosed in the Form 10-K, on December 23, 2011, the Company completed a secondary offering of common shares of AlphaCat Re 2011 to third party investors, along with a partial sale of Validus Re's common shares to one of the third party investors. As a result of these transactions, Validus Re maintained an equity interest in AlphaCat Re 2011; however its share of AlphaCat Re 2011's outstanding voting rights decreased to less than 50%.

Per ASC 810-10-35-4, simply determining whether an entity is a VIE at its creation or at the reporting entity's first date of involvement with the entity is considered insufficient practice. Certain events may occur that would require a reporting entity to reevaluate whether or not an entity is, in fact, a VIE. In the VIE model, there are specific events that require the reconsideration of an entity's VIE status as follows:

(i) The legal entity's governing documents or contractual arrangements are changed in a manner that changes the characteristics or adequacy of the legal entity's equity investment at risk. There were not any changes to the Company Bye-laws; however there were two significant amendments to the underwriting agreement in December, which were approved by Board resolution. The changes were (i) modify the single event limit from 65% to 72% and (ii) permit investment in AUD and GBP denominated transactions up to 15% of the aggregate limit. These changes in the underwriting agreement do not change the characteristics or adequacy of AlphaCat Re 2011's equity investment at risk.

The equity investment or some part thereof is returned to the equity investors, and other interests become exposed to expected losses of the legal entity. Validus Re sold a portion of its Class A voting shares to one of the third party investors (qualifies as equity at risk) which therefore would constitute a redesign of the entity, as long as other interests have become exposed to the entity's expected losses. Being that the shares were sold to an existing Class A common shareholder and not a new investor, as a whole, AlphaCat Re 2011 continues to meet Characteristic #1 of the VIE assessment (it maintains sufficient equity at risk) and Characteristic #2 (the equity holders 'as a group' do not lack decision making rights - i.e. a party outside the equity holders does not have the power to direct the most significant economic activities of the entity). It was noted that the underwriting agreement is not what has power over AlphaCat Re 2011 as all of the equity holders had to agree to the underwriting guidelines at inception. As noted above, changes were made to the underwriting agreement through Board resolution, however any decisions did not impact the 'Significant Actions' included in the Company Bye-laws (as any changes to the “Significant Actions” require the supermajority vote threshold of 70%).

(ii) The legal entity undertakes additional activities or acquires additional assets, beyond those that were anticipated at the later of the inception of the entity or the latest reconsideration event, that increase the entity's expected losses. AlphaCat Re 2011 has taken on additional assets with the new secondary offering of shares, which were not anticipated at the inception of the entity. As this event was unanticipated, this is deemed to be a reconsideration event. The reconsideration event focuses on whether or not the newly acquired assets actually increase the entity's expected losses. AlphaCat Re 2011 will fully bear its share of losses arising from the underlying covered contracts, (and an updated analysis of future expected losses was performed by management to reflect the change in the single event limit) which in turn will be absorbed by the existing equity investors. Therefore, there are no changes to note for the VIE characteristics based on the additional invested assets.

(iii) The legal entity receives an additional equity investment that is at risk, or the legal entity curtails or modifies its activities in a way that decreases its expected losses. This offering does not impact the overall assessment of equity at risk (see comments above). Therefore, this is not considered to be a 'reconsideration event'.

(iv) Changes in facts and circumstances occur such that the holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity's economic performance. As a group, the Class A common shareholders have not lost their voting rights as there are no new investors and the supermajority 70% threshold is still in place). Validus Re's voting rights percentage has decreased to 43.6% but the other significant third party investor's voting rights percentage has increased to 51.1% (Note: the remaining third party investors' total percentage is 5.3%). Therefore, this was not considered to be a 'reconsideration event'.

Based on the discussion above, the secondary offering is deemed to be a 'reconsideration' event, however there were no changes to the VIE assessment (as documented above). AlphaCat Re 2011 continued to not be classified as a VIE.

7. Investments
(a) Classification within the fair value hierarchy, page F-18

4. Please provide us proposed disclosure to be included in future periodic reports to separately identify the significant inputs used in determining the fair value of each material Level 2 asset class as required by ASC 820-10-50-2bbb.

Response: The Company acknowledges the Staff's comment and notes that the following disclosure will be included in future filings.

“Investments in U.S. and Non-U.S.  government/agency securities, corporate bonds, mortgage backed securities, bank loans, municipal bonds and asset-backed securities are classified as Level 2 in the fair value hierarchy.  The fair value of these securities is derived from index providers, pricing vendors and broker quotations based on inputs that are observable for the asset such as reported trades, bids, offers, benchmark yields and broker-dealer quotes.   Catastrophe bonds are classified as Level 2 in the fair value hierarchy as determined by reference to direct dealer quotations.  Those indications are based on current market conditions, including liquidity and transactional history, recent issue price of similar catastrophe bonds and seasonality of the underlying risks.”

18. Income Taxes, page F-53

5. Your gross premiums written in the United States based on page F-65 accounted for 30% of your total gross premiums written in 2011 and 2010. However, you did not have any pre-tax income attributable to the United States for the same periods. Please provide us proposed disclosure for your MD&A to be included in future periodic reports to explain the underlying reasons for the disproportionate relationship between premiums and pre-tax income in the United States.

Response: The Company acknowledges the Staff's comment and notes that the table as presented on F-65, as required by ASC 280, represents the territory of coverage for the exposure by geographic region covered by the premium written rather than the domicile of the insurer or reinsurer.   This table also represents premium, rather than pre-tax net income by domicile.

The Company will include the following disclosure within the MD&A section of future filings:

'The Company provides for income taxes based upon amounts reported in the financial statements and the provisions of currently enacted tax laws. The Company is registered in Bermuda and is subject to Bermuda law with respect to taxation. Under current Bermuda law, the Company is not taxed on any Bermuda income or capital gains and has received an undertaking from the Bermuda Minister of Finance that, in the event of any Bermuda income or capital gains taxes being imposed, the Company will be exempt from those taxes until March 31, 2035.

Within the segment information contained in the Financial Statements, gross premiums written allocated to the territory of coverage exposure are presented for the periods indicated. Gross premiums written allocated to the United States are written primarily through Validus Reinsurance, Ltd., a Bermuda Registered Reinsurance Company. As noted, under current Bermuda law, the Company is not taxed on any Bermuda income and therefore the premium disclosed in the segment information does not correlate to pre-tax income generated in the United States.'

23. Statutory and Regulatory Requirements, page F-66

6. Please provide us disclosure to be included in future periodic reports to disclose statutory net income (loss). Refer to Rule 7-03(a)(23)(c) of Regulation S-X.

Response: The Company acknowledges the Staff's comment and will include the following disclosure in the Company's Form 10-K for the year ended December 31, 2012.

	Validus Re			Validus Re Americas, Ltd.
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2012	2011	2010	2012	2011	2010
Actual statutory capital and surplus	$	$3,304,837	$4,035,000	$	$125,000	$296,854
Actual share capital		2,670,447	2,667,249		125,000	250,000
Actual relevant assets		4,536,108	3,869,217		146,591	512,509
Actual statutory net income		101,995	1,216,083		31,916	99,258

	AlphaCat Reinsurance, Ltd			TIBL
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2012	2011	2010	2012	2011	2010
Actual statutory capital and surplus	$	$133	$123	$	$457,374	$432,281
Actual share capital		120	120		62,731	62,731
Actual relevant assets		124,516	94,870		680,818	520,671
Actual statutory net income		10	3		26,610	89,448

* * * * *
The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Comments or questions regarding these matters may be directed to Jeff Consolino at (441) 532-9034 or Robert Kuzloski at (441) 532-9075.
Very truly yours,
/s/ Joseph E. (Jeff) Consolino
Joseph E. (Jeff) Consolino

cc:    Robert F. Kuzloski, Esq. (Validus Holdings, Ltd.)